Exhibit 99.3

January 29, 2026

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Commission des valeurs mobilières du Manitoba

Commission des valeurs mobilières de l’Ontario

Autorité des marchés financiers (Québec)

Commission des services financiers et des services aux consommateurs (Nouveau-Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Financial and Consumer Services Division (Île-du-Prince-Édouard)

Bureau du surintendant des valeurs mobilières (Territoires du Nord-Ouest)

Bureau du Surintendant des valeurs mobilières Yukon

Bureau des valeurs mobilières Nunavut

We have read the statements made by BRP Inc. in its change of auditor notice dated January 29, 2026, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated January 29, 2026.

Yours very truly,

Partnership of Chartered Professional Accountants

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500,
Montréal, Quebec, Canada H3B 4Y1
T.: +1 514 205 5000, F.: +1 514 876 1502,
Fax to mail: ca_montreal_main_fax@pwc.com

www.pwc.com/ca	“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.